Sandra M. DaDalt
Assistant Vice President
& Senior Counsel
Sun Life Assurance
Company of Canada
SC 2335
112 Worcester Street
Wellesley Hills, MA 02481-5699

Tel:           (781) 263-6402
       (800) 432-1102 ext. 6402
Fax:           (781) 416-3970
sandra.dadalt@sunlife.com

October 17, 2008

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
901 E Street, N.W.
Washington, D.C. 20549-0506

Re:	485(b)(1)(vii) Request for
Sun Life (N.Y.) Variable Account C (File No. 811-04440)

Dear Mr. Kotapish:

The Sun Life Insurance and Annuity Company of Canada (N.Y.) (“the Depositor”) requests approval to file a post-effective amendment in the following “Replicate Filings,” pursuant to Rule 485(b)(1)(vii) of the Securities Act of 1933 Act (the “33 Act”):

File No. 333-100474
File No. 333-100475
File No. 333-99907

The Depositor requests that the Registration Statement of Sun Life (N.Y.) Variable Account C (File No. 333-107983) filed pursuant to Rule 485(a) under the 33 Act on October 17, 2008, serve as the “Template Filing” for the above-cited “Replicate Filings.”
The Depositor will be adding four new optional living benefits, Retirement Income Escalator II, Income ON Demand II, Income ON Demand II Escalator, Income ON Demand II Plus, (hereinafter, the “New Living Benefits”), to the Contracts described in the Prospectuses included in the Replicate Filings.

Like the Template Filing, all of the Replicate Filings currently offer the earlier versions of Income ON Demand II and Retirement Income Escalator II (which earlier versions are Income ON Demand and Retirement Income Escalator, respectively, and are referred to herein as the “Predecessor Benefits”). The descriptions of the Predecessor Benefits are being moved to prospectus appendices in each case. In this way, the disclosure in the Replicate Filings describing the Predecessor Benefits will be substantially identical to the disclosure describing the Predecessor Benefits in the Template Filing.

In requesting approval to rely upon Rule 485(b)(1)(vii) to file the Replicate Filings pursuant to paragraph (b) of Rule 485, rather than paragraph (a), the Depositor makes the following representations:

1.
The disclosure used to describe the New Living Benefits in the Replicate Filings will be substantially identical to the disclosure describing New Living Benefits in the Prospectus included in the Template Filing.

2.
Because the disclosure used to describe New Living Benefits in the Replicate Filings is substantially identical to the disclosure describing New Living Benefits in the Template Filing, the Depositor will be able to (and will) revise the Replicate Filings to reflect the SEC Staff’s comments on the Template Filing.

3.	The Depositor will incorporate in the Replicate Filings all changes requested by the SEC Staff in the Template Filing.

4.	The Replicate Filings will not contain changes that will render them ineligible to become effective under Rule 485(b), except for changes to add the New Living Benefits disclosure as described herein.

Respectfully submitted,

   /Sandra M. DaDalt/

Sandra M. DaDalt
Assistant Vice President and Senior Counsel

cc: Craig Ruckman, Esquire
     Thomas C. Lauerman, Esquire